City e-Solutions Limited

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

28 February 2007

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

Dear Sir,

We are pleased to enclose copy of announcement, dated 27 February 2007, for your information:

--- City e-Solutions Limited – 2006 Final Results

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

Your reference : File No: 82-3667.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 557)

2006 FINAL RESULTS — ANNOUNCEMENT
AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 together with comparative figures.

Consolidated Profit and Loss Account

	Note	2006 HK$'000	2005 HK$'000
Turnover	1	79,010	84,518
Cost of sales		(8,609)	(21,321)
Gross profit		70,401	63,197
Other net income / (expenses)	2	46,717	(11,807)
Administrative expenses		(42,537)	(44,020)
Profit before taxation	1	74,581	7,370
Income tax	4	20,871	—
Profit for the year		95,452	7,370
Attributable to:			
Equity shareholders of the Company		90,152	5,392
Minority interests		5,300	1,978
Profit for the year		95,452	7,370
Dividends payable to equity shareholders of the Company attributable to the year:	5		
Final dividend proposed after the balance sheet date HK6 cents per share (2005: HK3 cents per share)		22,988	11,494
Earnings per share	6		
Basic		HK23.53 cents	HK1.41 cents

Consolidated Balance Sheet

	The Group 2006 HK$'000	The Group 2005 HK$'000	The Company 2006 HK$'000	The Company 2005 HK$'000
Non-current assets				
Property, plant and equipment	6,587	4,785	5,457	3,463
Intangible assets	302	343	—	—
Interests in subsidiaries	—	—	189,441	158,741
Deferred tax assets	21,083	—	—	—
Total non-current assets	27,972	5,128	194,898	162,204
Current assets				
Trading securities	181,641	118,048	176,122	114,510
Trade and other receivables	25,759	21,907	12,449	8,825
Cash and cash equivalents	487,249	497,335	294,014	314,106
	694,649	637,290	482,585	437,441
Current liabilities				
Trade and other payables	(19,512)	(23,571)	(6,957)	(8,517)
Provision for taxation	(759)	(1,025)	[illegible]	[illegible]

4. **Income tax**

	2006 HK$'000	2005 HK$'000
Current tax — Hong Kong Profits Tax		
Provision for the year	—	—
Current tax — Overseas		
Provision for the year	217	—
Over-provision in respect of prior years	(39)	—
	178	—
Deferred tax		
Origination and reversal of temporary differences	(21,049)	—
	(20,871)	—

The provision for Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year ended 31 December 2006. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years form 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. **Dividends**

a) **Dividends payable to equity shareholders of the Company attributable to the year**

The directors of the Company have proposed a final dividend for the year ended 31 December 2006 of HK6 cents per share (2005: HK3 cents per share). The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2006 (2005: Nil cents).

b) **Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year**

	2006 HK$'000	2005 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2005: HK3 cents per share)	11,494	11,494

6. **Earnings per share**

a) **Basic earnings per share**

The calculation of basic earnings per share is based on profit attributable to equity shareholders of the Company HK$90.2 million (2005: HK$5.4 million) and on 383,125,524 (2005: 383,125,524) ordinary shares in issue during the year.

b) **Diluted earnings per share**

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported a very significant improvement in *net profit* attributable to equity shareholders of the Company of HK$90.2 million as compared with a net profit attributable to equity shareholders of HK$5.4 million *in the previous year*. The improvement was due to higher profit contribution of HK$66.9 million from its investment activities comprising mainly time deposits and trading securities, up by HK$69.7 million as compared to a loss of HK$2.8 million in the previous year. This, together with the recognition of deferred tax benefits amounting to HK$21.0 million, further boosted the Group's net profit for the current year under review. The latter is in line with the Group's accounting policy as it is probable that future taxable profits will be generated by the hospitality related services businesses and will be available to utilise against the benefits as recognised in the current year under review.

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The United States economy has continued to grow steadily throughout 2006 which translated into another year of healthy growth

Your reference: File No: 82-3667

Current assets				
Trading securities	181,641	118,048	176,122	114,510
Trade and other receivables	25,759	21,907	12,449	8,825
Cash and cash equivalents	487,249	497,335	294,014	314,106
	694,649	637,290	482,585	437,441
Current liabilities				
Trade and other payables	(19,512)	(23,571)	(6,957)	(8,517)
Provision for taxation	(759)	(1,025)	(1,025)	(1,025)
	(20,271)	(24,596)	(7,982)	(9,542)
Net current assets	674,378	612,694	474,603	427,899
Total assets less current liabilities	702,350	617,822	669,501	590,103
NET ASSETS	702,350	617,822	669,501	590,103
CAPITAL AND RESERVES				
Share capital	383,126	383,126	383,126	383,126
Reserves	285,794	206,655	286,375	206,977
Total equity attributable to equity shareholders of the Company	668,920	589,781	669,501	590,103
Minority interests	33,430	28,041	—	—
TOTAL EQUITY	702,350	617,822	669,501	590,103

1. Included in total revenue are dividends and interest income amounting to HK$32.1 million (2005: HK$20.9 million). The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are as follows:

a) **Principal Activities**

	Investment Holding 2006 HK$'000	Investment Holding 2005 HK$'000	Hospitality Related Services 2006 HK$'000	Hospitality Related Services 2005 HK$'000	Consolidated 2006 HK$'000	Consolidated 2005 HK$'000
Revenue from external customers	32,058	20,865	46,952	63,653	79,010	84,518
Profit/(loss) before taxation	66,944	(2,762)	7,637	10,132	74,581	7,370
Income tax					20,871	—
Profit after taxation					95,452	7,370
Depreciation and amortisation for the year	950	957	498	463	1,448	1,420

b) **Geographical Locations of Operations**

	Group Turnover 2006 HK$'000	Group Turnover 2005 HK$'000	Profit/(loss) before tax 2006 HK$'000	Profit/(loss) before tax 2005 HK$'000
Hong Kong	23,491	15,941	62,284	(6,707)
Singapore	3,528	4,463	(2,169)	894
United States	51,991	64,114	14,466	13,183
	79,010	84,518	74,581	7,370

2. **Other net income/(expenses)**

	2006 HK$'000	2005 HK$'000
Net foreign exchange gain/(loss)	19,460	(8,738)
Net loss on forward foreign exchange contracts	(1,006)	—
Net profit on sale of property, plant and equipment	16	458
Net realised and unrealised gains/(losses) on trading securities	27,882	(3,527)
Others	365	—
	46,717	(11,807)

3. **Profit before taxation**

Profit before taxation is arrived at after charging:

	2006 HK$'000	2005 HK$'000
Amortisation of intangible assets	66	65
Depreciation of property, plant and equipment	1,382	1,355

million as compared with a net profit attributable to equity shareholders of HK$5.4 million in the previous year. The improvement was due to higher profit contribution of HK$66.9 million from its investment activities comprising mainly time deposits and trading securities, up by HK$69.7 million as compared to a loss of HK$2.8 million in the previous year. This, together with the recognition of deferred tax benefits amounting to HK$21.0 million, further boosted the Group's net profit for the current year under review. The latter is in line with the Group's accounting policy as it is probable that future taxable profits will be generated by the hospitality related services businesses and will be available to utilise against the benefits as recognised in the current year under review.

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The United States economy has continued to grow steadily throughout 2006 which translated into another year of healthy growth in 2006 in the hospitality industry. The resulting improvement in client hotels' operating results has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers. Richfield's fee income was also boosted by the signing of new hotel contacts during the year in review. SWAN's hotel reservation business unit, Sceptre, recorded a reduction in revenue in 2006 compared to prior year mainly due to cessation of providing hotel reservation services in 4th quarter of 2005 to the 14 hotels in US owned by Millennium & Copthorne Hotels plc ("M&C"), a 52% subsidiary of City Developments Limited.

As a result of the aforementioned contraction of business in Sceptre, the Group's hospitality related services businesses recorded lower revenue of HK$47.0 million, down by 26.2% or HK$16.7 million as compared with HK$63.7 million achieved in the previous year. Consequently, the Group reported a lower revenue of HK$79.0 million, down by 6.5%, as compared with HK$84.5 million in the previous year.

Basic earnings per share for the current year under review increased significantly to HK23.53 cents, up from HK1.41 cents in the previous year which was calculated on 383,125,524 ordinary shares in issue for both years. While Group's Net Tangible Assets backing per share increased to HK$1.75 as at 31 December 2006, up 13.6% from HK$1.54 as at 31 December 2005. The Board proposed a final dividend of HK6 cents per share for the year under review.

BUSINESS REVIEW AND OUTLOOK

The hospitality industry in the US is projected to record another year of good growth in 2007. SWAN's business units should benefit from the benign industry environment in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield's new contracts signed in 2006 will continue to generate steady fee income in 2007 and positively impact the revenue stream of SWAN. Richfield is working on several potential contracts and is optimistic of converting several of these into multi-year contracts in 2007. Going forward, Richfield will be focusing on securing management contracts for larger hotels that generate higher fees and consequently better margins.

With the retention of our significant cash resources, we intend to continue seeking out investment opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2007.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2006 of HK6 cents per share (2005: HK3 cents). No interim dividend was paid for the year ended 31 December 2006 (2005: Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2006.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the year under review.

As disclosed in 2005 Annual Report, the Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Amendments to the Articles of Association of the Company (the "Amendments") have been made to reflect the requirements under the code provision A.4.2 on the retirement of all directors by rotation at least once every three years. The Amendments were approved at the annual general meeting held on 20 April 2006 ("2006 AGM"). Although the current non-executive directors are not appointed for a specific term, they are subject to retirement by rotation and re-election at annual general meeting at least once every three years. Further, all non-executive directors will be retired at the forthcoming annual general meeting and offer themselves for re-election for a specific term of not more than three years. Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the 2006 AGM, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr Kwek Leng Peck to chair the meeting on his behalf. Questions raised by shareholders in the 2006 AGM were answered to the full satisfaction of shareholders by the chairman of the meeting together with 2 executive directors.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 20 April 2007.

The register of members will be closed from 18 April 2007 to 20 April 2007, both dates inclusive, and the dividend cheques are expected to be despatched on or about 18 May 2007.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 26 February 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

END